SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                 RADVision Ltd.

6-K Items

     1. Press Release re The ITU Approves WNSRP Standard for Fast-Call Setup Solution Supported by Radvision dated September 6, 2005.

     2. Press Release re RADVISION Demonstrates Continued Market Leadership in Next Generation Conferencing and Real Time Collaboration Solutions at Fall VON Conference and Expo dated September 13, 2005.

     3. Press Release re RADVISION Confirms Chairman's Purchase of Additional Shares dated September 15, 2005.

     4. Press Release re RADVISION's SIP Toolkit and Server Platform Enable State-of-the-Art Voice and Video Messaging Systems dated September 19, 2005.

     5. Press Release re RADVISION and Phoenix Audio Technologies Partner to Provide Real-Time Collaboration Users with Complete Audio Solution dated September 21 , 2005.

     6. Press Release re Industry Veteran Joins RADVISION as General Manager for China Region dated September 26, 2005.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

The ITU Approves WNSRP Standard for Fast-Call Setup Solution Supported by Radvision

Tuesday September 6, 9:00 am ET

ITU Study Group 16 has approved WNSRP, the only standardized solution that reduces call setup time for real-time 3G-324M multimedia services. FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 6, 2005--RADVISION (Nasdaq: RVSN - News) today announced that the ITU has granted initial approval of WNSRP, a powerful new technical solution that dramatically improves call setup time in 3G-324M multimedia systems.

3G broadband mobile networks and advanced handsets are beginning to make wireless video a commercial reality. The success of emerging video-based services, such as video telephony and conferencing, video-on-demand, remote surveillance, and other real-time services, is impacted by lengthy setup times traditionally associated with streaming video and video conferencing.

WNSRP, supported by major operators, handset manufacturers, and their suppliers, is the only standardized call setup reduction solution for real-time 3G multimedia services in the industry today. RADVISION has been a strong supporter of the new standard and is marketing the first 3G video services gateway incorporating WNSRP available today.

"As 3G video devices proliferate in the market, standardizing a call setup solution becomes even increasingly relevant to market and technical success," said Boaz Raviv, General Manager of RADVISION's Technology and Networking Business Units. "Other wireless markets have proven that proprietary solutions are not satisfactory. Working together as an industry, we have developed a superior approach to call setup with WNSRP."

Extensive testing of WNSRP has shown it to be backward compatible with currently marketed handsets, as required of a robust standard. The new standard was already implemented by many companies prior to its final approval and members of the consortium have independently tested their products.

RADVISION's 3G-324M Toolkit, ProLab 3G, and SCOPIA 3G Video Gateway products support WNSRP. "RADVISION is dedicated to providing a superior user experience in multimedia systems," said Boaz Raviv, General Manager of RADVISION's Technology and Networking Business Units. "By using RADVISION products, such as our 3G Gateway, developers can quickly implement WNSRP and gain significant competitive advantages for their real-time video services products."

Developers working on 3G-324M video telephony systems can test design interoperability through RADVISION's online 3G-324M IOT facility.

WNSRP Addresses a Technical Challenge

Call setup time was one of the last remaining challenges for real-time 3G video services. The "time outs" and retransmissions of the previous approach added to the already extensive setup time and introduced long delays that consumers were no longer willing to accept for video services. The WNSRP standard is based on a powerful new approach to call signaling that eliminates the message queuing and "time out" issues that are inherent with the 3G-324M standard. Missed messages are immediately detected and retransmissions are spontaneously generated leading to shorter call setup times and bringing video connectivity close to the same level of service as traditional telephony.

Looking beyond WNSRP to further improve call setup time, RADVISION has presented a complementary addition to WNSRP, which reduces call setup time to a single second. Known as ACN (Automatic Connect Negotiation), this proposed addition to the H.324 standard works seamlessly with WNSRP and uses the H.245 control channel to perform procedures in parallel during call setup. When combined, WNSRP and ACN result in the only standards-based fast call setup solution in the industry.

For more information on WNSRP and ACN, visit the following link:
http://www.radvision.com/ResourceLibrary/StandardsWatch

For free interoperability testing for WNSRP, visit the following link: http://www.radvision.com/CorporateInformation/Events/remoteiot.htm

About RADVISION


RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


--------------
Contact:
     RADVISION
     Tsipi Kagan, Chief Financial Officer, 201-689-6340 cfo@radvision.com or
     Adi Paz
     Sr. Director. TBU Marketing
     +972-3-767-9636
     adip@radvision.com
     or
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION   Demonstrates   Continued   Market   Leadership  in  Next  Generation
Conferencing  and Real Time  Collaboration  Solutions at Fall VON Conference and
Expo

Tuesday September 13, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 13, 2005--RADVISION LTD. (Nasdaq: RVSN -
News):

     o Company to Showcase Additional Support for Microsoft's Real Time Collaboration Platforms and New Version of Click to Meet(R) on Intel's Advanced Telecom Computing Architecture Platform

     o    Executives to Speak on Three Panels

RADVISION LTD. (Nasdaq: RVSN - News) today announced that it will demonstrate three real-time collaboration products at this year's VON Conference and Expo on September 19-22 in Boston. In addition, the Company will showcase multimedia communications solutions for service providers as well as developer solutions, including toolkits, frameworks and testing tools.

RADVISION will demo Click to Meet(R) for Microsoft Office Live Communications Server and Click to Meet for Microsoft Office Live Meeting. A newly enhanced version of Click to Meet will also be showcased at Intel's booth on Intel's Advanced Telecom Computing Architecture platform (AdvancedTCA(TM)).

"RADVISION's Click to Meet products enhance important industry communication and collaboration solutions. Adding scalable multiparty voice and video to Microsoft's Live Communication Server and to Microsoft Live Meeting provides customers with a much richer collaboration solution," said Gadi Tamari, CEO of RADVISION. "We are pleased that companies such as Microsoft and Intel have chosen to collaborate with RADVISION, and that we have the opportunity to jointly demonstrate innovative multimedia communication solutions at VON."

Click to Meet for Microsoft Office Live Communications Server (Booth #1121)

Click to Meet (CTM) for Microsoft Office Live Communications Server (LCS) extends the conferencing capability of LCS and Office Communicator by providing a highly scalable distributed, multiparty conferencing capability. By simply clicking Communicator's Start Conference button, participants in an Instant Messaging session can easily escalate their communications to full multi-party audio, video and data, directly from within Communicator. CTM for Microsoft Office LCS is the first audio/video product that fully supports Microsoft's new SIP-CX conference control capabilities. RADVISION's Click to Meet for Microsoft Office Live Communications Server was recently named Best of Microsoft Tech-Ed 2005 in Europe.

Click to Meet for Microsoft Office Live Meeting (Booth #1121)

Microsoft Office Live Meeting is an innovative, web conferencing service that specializes in allowing information workers to communicate and collaborate with anyone, anywhere. RADVISION will be introducing Click to Meet for Microsoft Office Live Meeting, a new offering that enhances the Live Meeting experience by providing multipoint audio/video and multi device connectivity to collaborative sessions. General availability of Click to Meet for Live Meeting is expected in October 2005.

Click to Meet Demonstrated on Intel's AdvancedTCA Platform (Booth #909)

Intel has selected Click to Meet to demonstrate the exceptional performance and scalability of its AdvancedTCA-compliant server. As a modular, carrier-grade platform architecture, Advanced Telecom Computing Architecture (AdvancedTCA) is designed to provide carriers with improved time-to-market and overall network simplicity, while delivering high performance and high availability carrier-class services within a single NEBS-3/ETSI compliant chassis. Click to Meet's advanced multipoint communications functionality, newly improved security enhancements and advanced collaboration capabilities, is a perfect application to benefit from Intel's AdvancedTCA solution.

RADVISION executives have also been invited to participate in VON panel discussions:

Bridging the Islands, Sept. 21, 1:00pm - 2:15pm

Adi Paz, RADVISION's Sr. Director of TBU Marketing and Product Management, will moderate this panel that consists of industry leaders including Motorola, Yahoo, Nortel, Microsoft Corporation and Acme Packet

Conferencing and Collaboration, Sept. 21, 10:30 - 11:45

Bob Romano, RADVISION's VP Enterprise Marketing, will be speaking on this panel.

Developing Products for the Mainstream Market, Sept. 22, 3:00 - 4:15

Amnon Gavish, RADVISION's VP of TBU Business Development, will speak in this panel.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


---------------
Contact:
     Corporate:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Media:
     Dukas Public Relations
     Yael Yekutiel / Richard Dukas, 212-704-7385
     Yael@dukaspr.com / richard@dukaspr.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

RADVISION Confirms Chairman's Purchase of Additional Shares

Thursday September 15, 4:45 pm ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 15, 2005--RADVISION (Nasdaq: RVSN -
News) today confirmed that Zohar Zisapel, RADVISION's Chairman of the Board, purchased 247,038 shares of the Company in the open market during the week of August 21, 2005. The total amount invested by Mr. Zisapel for these shares was approximately $2.94 million.

Mr. Zisapel commented: "RADVISION continues to remain at the technology forefront in the rapidly emerging market for videoconferencing and data collaboration. The opportunity we see for this Company continues to solidify and expand. We are fully focused on realizing that opportunity."

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.


--------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     RADVISION
     Arnold Taragin, 201-689-6345
     arnie@radvision.com
     or
     Investor Relations
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION's SIP Toolkit and Server Platform Enable State-of-the-Art Voice and Video Messaging Systems

Monday September 19, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 19, 2005--RADVISION
(Nasdaq:RVSN - News):
o Openwave Systems has selected RADVISION's end-to-end development platform, including the SIP Toolkit and Server products, to develop and maintain its industry-leading Voice and Video Messaging solutions for providers of next-generation wireless, wireline, and broadband networks and services.

RADVISION (Nasdaq:RVSN - News) today announced that Openwave Systems, Inc. (Nasdaq:OPWV - News) has selected the RADVISION Session Initiated Protocol (SIP) Toolkit and Server Platform to develop and maintain its Voice and Video Messaging solutions for wireless, wireline, and broadband applications.

Openwave Systems Inc. (Nasdaq:OPWV - News) is the leading provider of open software products and services for the communications industry. The Openwave Voice and Video Messaging solution is designed to provide service providers with next-generation messaging services through an open and proven horizontal architecture. Using the Voice and Video Messaging product provides Openwave's customers with the benefits of significant cost efficiencies and rapidly deployed voice mail, video mail, and video portal services across a single infrastructure.

"We added the RADVISION SIP Toolkit and Server Platform to our development process with confidence," said Rich Wong, Senior Vice President, Product and Solutions Group, of Openwave. "RADVISION offers the unique advantage of market leadership, wide reaching interoperability, and an end-to-end solution from system development tools to 3G wireless gateways. This allowed us to significantly shorten development time and gain the advantage of a more robust solution."

RADVISION's award-winning, feature-rich SIP Toolkit is ideal for use in carrier-grade applications such as Openwave's Voice and Video Messaging products. Streamlining SIP implementation, the high-performance SIP Toolkit provides multiple application program interface (API) layers for optimal control and flexibility. RADVISION's SIP Server Platform radically simplifies and accelerates development by providing a standards-compliant, robust, and high performance implementation of SIP server functionality that is controlled through a multi-level, user friendly API.

"Openwave is the industry leader, and we are very glad that they selected the RADVISION SIP Toolkit and Server Platform," said Boaz Raviv, General Manager of RADVISION's Technology Business Unit. "We specifically developed these products to scale from simple applications all the way up to carrier-grade applications such as this one, which can support thousands of simultaneous users. Openwave's selection of RADVISION for its Voice and Video Messaging products underscores our success in addressing the issues of real-world SIP implementations across multiple access technologies and infrastructures."

As the core technology for IP-based application development, RADVISION's Protocol Toolkits are always up-to-date with the latest industry standards and thoroughly tested for interoperability with clients and servers from leading OEMs. RADVISION's SIP Server Platform allows developers to simplify call control functionality implementation, and it provides a complete framework for developing all types of SIP Server applications including Proxies, Redirect Servers, Registrars, Presence Servers and different types of Back-To-Back User Agents (B2BUAs).

About RADVISION Developer Solutions

RADVISION's complete range of developer solutions, consisting of protocol toolkits and platforms, embedded frameworks, professional services, and automated testing tools, is designed based on a thorough comprehension of the developer's needs. Our goal is to enable shorter time to market of robust, standards-compliant rich media applications. With the largest customer base in the industry and a long-standing record of market leadership, RADVISION provides a unique package of award-winning technology, accumulated experience, and established expertise. RADVISION developer solutions address the full development cycle for rich media products, services, and solutions over the entire range of communication infrastructures (Broadband, 3G, WiFi, and WiMax).

About RADVISION

RADVISION LTD. (Nasdaq:RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About Openwave

Openwave Systems Inc. (Nasdaq:OPWV - News) is the leading independent provider of open software products and services for the communications industry. Openwave's breadth of products, including mobile phone software, multimedia messaging software (MMS), email, location and mobile gateways, along with its worldwide expertise enable its customers to deliver innovative and differentiated data services. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

--------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
      or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
      or
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION  and  Phoenix  Audio   Technologies   Partner  to  Provide   Real-Time
Collaboration Users with Complete Audio Solution

Wednesday September 21, 11:08 am ET

Alliance Delivers Distribution Channel with Click to Meet(R) Real-Time Collaboration Solution; Companies Join Forces, Enabling RADVISION to Market Duet Speakerphone with Click to Meet BOSTON & FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 21, 2005-- RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia conferencing and communications platforms, and Phoenix Audio Technologies, a leading provider of full duplex speakerphones for webconferencing and softphone VoIP, announced a marketing partnership aimed at delivering an enhanced Click to Meet conferencing experience.

The Phoenix Audio Duet Speakerphone will be marketed to RADVISION's channels and via direct sales. This will provide enterprises with unique and effective multimedia communications in the conference room environment.

Click to Meet is a highly scalable solution for delivering voice, video, and data collaboration throughout the organization. Click to Meet is deployed and used for online team meetings, training, and one-to-one sessions. Click to Meet conferences people on multiple devices regardless of their location: at their desk, in a conference room, or on the road. Wherever there's an Internet connection, Click to Meet delivers an enhanced audio and visual interaction.

Duet is an easy to use, effective and portable speakerphone that delivers clear audio communications to Click to Meet users when in a conference room setting, where typically there is more than one person. Phoenix Audio Technologies' echo cancellation, noise suppression and voice level compensation algorithms generate boardroom conference audio quality, everywhere. Duet provides full duplex, echo-free communications for Click to Meet users in conference rooms where normal PC audio systems are not sufficient.

"Our Duet speakerphone enhances the Click to Meet user experience by delivering full duplex, headset-free communication and creating a natural conferencing environment. The hardware component in multimedia conferencing is a variable that can make the difference. RADVISION's endorsement of our Duet speakerphone acknowledges this difference," explains Myles Rush, Vice President, Phoenix Audio Technologies. "By partnering with RADVISION, Phoenix Audio Technologies products access a distribution channel with an industry leader, ultimately providing advanced solutions to the user community."

"Click to Meet is the most effective and natural means of meeting on the web. The Duet speakerphone optimizes the conferencing experience for Click to Meet end users with boardroom like audio conferencing quality," said Ray Glynn, Vice President Sales, RADVISION. "Audio quality is critical to the Click to Meet end-user experience, and we are happy to partner with Phoenix Audio and the Duet Speakerphone."

Demo at Fall VON 2005 Conference and Expo

Phoenix Audio Technologies is joining RADVISION in demonstrating RADVISION's Click to Meet conferencing application with the Duet Speakerphone at Fall VON 2005 Conference and Expo. For more information visit RADVISION at Booth #1121 or visit www.radvision.com and www.phnxaudio.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About Phoenix Audio Technologies

Phoenix Audio Technologies develops, manufactures, and markets high quality audio conferencing hardware for PC, Laptop and enterprise IP Phones. Groundbreaking VoIP endpoints that make VoIP easier to use. Phoenix microphones and speakerphones complete the desktop & mobile audio conferencing solution for softphones, web-conferencing, voice over IP and distance learning applications. Phoenix Audio Technologies is improving voip communication within Financial, Telemedicine, Enterprise and Contact Center markets. More information at www.phnxaudio.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


--------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
                or
     Phoenix Audio Technologies
     Myles Rush, 516-829-2920
     mrush@phnxaudio.com
                or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 6

Press Release                                                  Source: RADVISION

Industry Veteran Joins RADVISION as General Manager for China Region

Monday September 26, 9:45 am ET

FAIR LAWN, N.J.RVSN--(BUSINESS WIRE)--Sept. 26, 2005--RADVISION LTD. (Nasdaq:
RVSN - News) today announced that Richard Li has been named General Manager of China operations. He has more than 12 years experience in the global videoconferencing industry and networked multimedia application area.

Richard Li also brings a wealth of experience in management, marketing and sales to RADVISION. He most recently served as the Managing Director of VCON China, a company that develops and manufactures video communications solutions. Li first joined VCON in 1998 when he took over as Managing Director of VCON China, managing VCON offices in Beijing, Shanghai and Guangzhou. Under the leadership of Li, VCON established a leading position in the Chinese market.

"Richard Li is a valuable addition to RADVISION. His extensive management experience and knowledge of the communications market make Li the best choice for leading up the China sales team," said Gadi Tamari, RADVISION CEO. "I am confident that Li, with his proven success in China, will continue to drive our business forward, enabling us to meet our goals and continue our leadership position in the visual communications arena."

"Li will play an important role in strengthening our sales, marketing and customer support activities in the China region," said Eitan Livne, General Manager of RADVISION Asia Pacific. "We have been looking for the best person to lead our China operations and we have found in Richard Li the combination of industry expertise, proven sales and marketing proficiency and outstanding people skills - all necessary characteristics for this position."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

--------------
Contact:
     RADVISION
     Corporate Contacts
     Tsipi Kagan, 201/689-6340
     cfo@radvision.com
     or
     Eitan Livne, 852 (3) 472-4401
     General Manager, APAC
     eitanl@radvision.com
     or
     Investor Relations
     Comm-Partners LLC
     June Filingeri, 203/972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    ------------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  September 30, 2005